UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                  Cache, Inc.
                               -----------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         -----------------------------
                         (Title of Class of Securities)

                                  127150308
                                  ---------
                                (CUSIP Number)

                                Richard W. Shea, Jr.
                          Vardon Capital Management, L.L.C.
                         120 West 45th Street, 17th Floor
                                New York, NY 10036
                                (212) 626-6300
                                --------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 27, 2007
                                 --------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g),, check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 127150308            SCHEDULE 13D                     Page 2 of 19


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                        Vardon Capital, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                    AF OO

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,483,428
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     1,483,428

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,483,428

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   9.1%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               OO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 127150308            SCHEDULE 13D                     Page 3 of 19


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                Vardon Capital Management, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                    AF 00

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          1,873,381
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     1,873,381

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,873,381

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  11.5%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 127150308            SCHEDULE 13D                     Page 4 of 19


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                             Richard W. Shea, Jr.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                    AF OO

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION             United States of America

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          1,873,381
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     1,873,381

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,873,381

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  11.5%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 127150308            SCHEDULE 13D                     Page 5 of 19


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                             Vardon Parners, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          1,483,428
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     1,483,428

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,483,428

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   9.1%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 127150308            SCHEDULE 13D                     Page 6 of 19


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                         Vardon Partners II, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          1,483,428
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     1,483,428

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,483,428

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   9.1%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 127150308            SCHEDULE 13D                     Page 7 of 19


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                       Vardon International, Ltd.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                       Cayman Islands

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          1,483,428
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     1,483,428

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,483,428

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   9.1%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 127150308            SCHEDULE 13D                     Page 8 of 19


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    Vardon International BP, Ltd.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                       Cayman Islands

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          1,483,428
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     1,483,428

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,483,428

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   9.1%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 127150308            SCHEDULE 13D                     Page 9 of 19


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                          Vardon Focus Fund, L.P.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          1,483,428
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     1,483,428

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,483,428

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   9.1%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 127150308            SCHEDULE 13D                    Page 10 of 19


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                       Vardon Focus Fund II, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          1,483,428
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     1,483,428

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,483,428

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   9.1%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 127150308            SCHEDULE 13D                    Page 11 of 19


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON            Vardon Focus Fund International, Ltd.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                       Cayman Islands

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          1,483,428
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     1,483,428

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,483,428

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   9.1%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 127150308            SCHEDULE 13D                    Page 12 of 19


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON              Vardon Focus International BP, Ltd.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                       Cayman Islands

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          1,483,428
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     1,483,428

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,483,428

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   9.1%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 127150308            SCHEDULE 13D                    Page 13 of 19

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                        Vardon Continuum Fund, LP

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          1,483,428
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     1,483,428

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,483,428

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   9.1%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 127150308            SCHEDULE 13D                    Page 14 of 19

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON             Vardon Continuum International, Ltd.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                       Cayman Islands

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          1,483,428
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     1,483,428

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,483,428

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   9.1%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 127150308            SCHEDULE 13D                    Page 15 of 19


Item 1.  Security and Issuer
----------------------------

This Schedule 13D relates to shares of common stock, $0.01 par value per share (the "Common Stock") of Cache, Inc., a Florida corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 1440 Broadway, 5th Floor, New York, NY 10018.


Item 2.  Identity and Background
--------------------------------

This Schedule 13D is being filed by (i) Vardon Partners, L.P., a Delware limited partnership; (ii) Vardon Partners II, L.P., a Delaware limited partnership;
(iii) Vardon Focus Fund, L.P., a Delaware limited partnership; (iv) Vardon Focus Fund II, L.P., a Delaware limited partherhip; (v) Vardon Continuum Fund, L.P., a Delaware limited partherhip (together the "Domestic Funds"); (vi) Vardon International, Ltd., a Cayman Islands exempted company; (vii) Vardon International BP, Ltd., a Cayman Islands exempted company; (viii) Vardon Focus Fund International, Ltd., a Cayman Islands exempted company; (ix) Vardon Focus International BP, Ltd., a Cayman Islands exempted company (x) Vardon Continuum International, Ltd., a Cayman Islands exempted company (together the "Offshore Funds"); (xi) Vardon Capital, L.L.C., a Delaware limited liability company ("VC"), with respect to shares of Common Stock held in the Domestic Funds; (xii) Vardon Capital Management, L.L.C., a Delaware limited liability company an SEC registered Investment Adviser ("VCM"), with respect to shares of Common Stock held in the accounts of the Domestic Funds, Offshore Funds and certain other separate account clients managed by VCM (the "Managed Accounts", and together with the Domestic Funds and Offshore Funds, the "Advisory Clients") for which VCM serves as the investment manager and (xiii) Richard W. Shea, Jr. ("Mr. Shea"), the sole managing member of VC and VCM, with respect to shares of Common Stock deemed to be beneficially owned by VC and VCM. The Domestic Funds, the Offshore Funds, VC, VCM and Mr. Shea will be collectively referred to herein as "Reporting Persons". All disclosures made in this filing are made pursuant to the best knowledge and reasonable belief of the Reporting Persons.

The Domestic Funds, as defined above, are each Delaware limited partnerships with a principal business office address of 120 West 45th Street, 17th Floor, New York, NY 10036.

The Offshore Funds, as defined above, are each Cayman Islands exempted companies with a principal business office address of Admiral Financial Center, P.O. Box 32021 SMB, 90 Fort Street, Grand Cayman, Cayman Islands, B.W.I.

VC is a Delaware limited liability company, which serves as general partner of the Domestic Funds, as outlined above. The sole managing member of VC is Mr. Shea.

The principal business office address of VC is 120 West 45th Street, 17th Floor, New York, NY 10036.

CUSIP NO. 127150308           SCHEDULE 13D                    Page 16 of 19


VCM is a Delaware limited liability company which serves as the investment manager to the Advisory Clients, as outlined above.

VCM is registered with the U.S. Securities and Exchange Commission as an investment adviser under the U.S. Investment Advisers Act of 1940, as amended. The sole managing member of VCM is Mr. Shea.

The principal business office address of VCM is 120 West 45th Street, 17th Floor, New York, NY 10036.

Mr. Shea, the sole managing member of VC and VCM, is a citizen of the United States of America.

The principal business office address of Mr. Shea is 120 West 45th Street, 17th Floor, New York, NY 10036.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

The source of funds for the purchases of 1,873,381 shares beneficially owned by VCM and Mr. Shea was $33,506,981,representing the working capital of the Advisory Clients listed in item 2 above.

The source of funds for the purchases of 1,483,428 shares beneficially owned by VC was $26,653,960, representing the working capital of the the Domestic Funds and the Offshore Funds listed in item 2 above.

CUSIP NO. 127150308            SCHEDULE 13D                   Page 17 of 19

Item 4.  Purpose of Transaction
-------------------------------

The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

Also, consistent with the investment purpose of the Reporting Persons, the Reporting Persons have and may continue to engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to the buyback by the Issuer of its common shares in the open market and such other issues which are consistent with the Reporting Persons investment philosophy and objectives. It should be specifically noted that the Reporting Persons sent a letter to the Issuer on July 27, 2007 requesting that the Issuer buyback certain amounts of its common shares in the open market. A copy of the letter is attached hereto as Exhibit B.

Except to the extent the foregoing may be deemed a plan or proposal, or as otherwise stated above as it relates to Item 4(d) of Schedule 13D, none of the Reporting Persons has any plans or proposals which, as of the date hereof, relate to, or could result in, any of the matters referred to in paragraphs (a) through (c) or (e) through (j),inclusive, of the instructions to Item 4 of
Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a), (b) According to the Issuer's most recent Form 10-Q, there were 16,296,733 shares of Common Stock issued and outstanding as of April 30, 2007. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock:

(i) 1,483,428 shares of Common Stock held by VC on behalf of the Domestic Funds and Offshore Funds represents 9.1% of the outstanding shares of the Common Stock and (ii) 1,873,381 shares of the Common Stock held by VCM on behalf of the Advisory Clients for which it serves as the investment manager, which represents 11.5% of the outstanding shares of the Common Stock. Each Advisory Client has an investment management arrangement with VCM, but no Advisory Client has any contract, arrangement or understanding with any other Reporting Person, with respect to the acquisition, ownership, disposition or voting of any shares of the Common Stock of the Issuer.

CUSIP NO. 127150308            SCHEDULE 13D                   Page 18 of 19


Voting and investment power concerning the above shares are held solely by VC and VCM. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 1,873,381 shares of the Common Stock, which is 11.5% of the outstanding Common Stock. As the sole managing member of VC and VCM, Mr. Shea is deemed the beneficial owner of the securities over which VC and VCM has voting and investment power.

Although Mr. Shea is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of either VC or VCM, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by VC, VCM, the Domestic Funds or the Offshore Funds.

c) During the last 60 days, the Reporting Persons purchased or sold the following shares of Common Stock:

Entity                           Trade Date    Shares   Price/Share  Transaction
------                           ----------    ------   -----------  -----------
The Managed Account clients      06/14/2007    30000    14.02        Sale
for which VCM serves             06/15/2007    47518    14.17        Sale
as investment manager.           06/18/2007    12495    14.33        Sale
                                 06/19/2007     5000    14.26        Sale
                                 06/20/2007     5000    14.07        Sale
                                 06/21/2007     5000    13.86        Sale
                                 06/22/2007     5000    13.77        Sale
                                 06/25/2007     5000    13.72        Sale
                                 06/26/2007     5313    13.71        Sale
                                 06/27/2007     5000    13.71        Sale
                                 06/28/2007     6000    13.69        Sale
                                 06/29/2007     1900    13.58        Sale
                                 06/29/2007    18100    13.66        Sale


(d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
-----------------------------------------------------------------------------

The Reporting Persons may be deemed to be members of a group for purposes of
Section 13(d) of the Exchange Act of 1934. None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------
Exhibit A -- Joint Filing Undertaking.
Exhibit B -- Buyback Initiation Letter from the Reporting Persons dated July 27, 2007.

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  July 30, 2007

Vardon Partners, L.P.                  Vardon Partners II, L.P.
By: Richard W. Shea, Jr.               By: Richard W. Shea, Jr.
as managing member of the                as managing member of the
general partner                          general partner



By: /s/ Richard W. Shea, Jr.           By: /s/ Richard W. Shea, Jr.
    -------------------------------        -----------------------------------
    Richard W. Shea, Jr.                   Richard W. Shea, Jr.
    Managing Member of                     Managing Member of
    the General Partner                    the General Partner



Vardon Focus Fund, L.P.                Vardon Focus Fund II, L.P.
By: Richard W. Shea, Jr.               By: Richard W. Shea, Jr.
    as managing member of the              as managing member of the
    general partner                        general partner



By: /s/ Richard W. Shea, Jr.           By: /s/ Richard W. Shea, Jr.
    -------------------------------        -----------------------------------
    Richard W. Shea, Jr.                   Richard W. Shea, Jr.
    Managing Member of                     Managing Member of
    the General Partner                    the General Partner




Vardon Continuum Fund, L.P.            Vardon Continuum International, Ltd.
By: Richard W. Shea, Jr.               By: Richard W. Shea, Jr.
    as managing member of the              as director
    general partner



By: /s/ Richard W. Shea, Jr.           By: /s/ Richard W. Shea, Jr.
    -------------------------------        -----------------------------------
    Richard W. Shea, Jr.                   Richard W. Shea, Jr.
    Managing Member of                     Director
    the General Partner



Vardon International, Ltd.             Vardon International BP, Ltd.
By: Richard W. Shea, Jr.               By: Richard W. Shea, Jr.
    as director                            as director



By: /s/ Richard W. Shea, Jr.           By: /s/ Richard W. Shea, Jr.
    -------------------------------        -----------------------------------
    Richard W. Shea, Jr.                   Richard W. Shea, Jr.
    Director                               Director



Vardon Focus Fund                      Vardon Focus International BP, Ltd.
International, Ltd.                    By: Richard W. Shea, Jr.
By: Richard W. Shea, Jr.                   as director
    as director



By: /s/ Richard W. Shea, Jr.           By: /s/ Richard W. Shea, Jr.
    -------------------------------        -----------------------------------
    Richard W. Shea, Jr.                   Richard W. Shea, Jr.
    Director                               Director



Vardon Capital, L.L.C.                 Vardon Capital Management, L.L.C
By: Richard W. Shea, Jr.               By: Richard W. Shea, Jr.
    its managing member                    its managing member



By: /s/ Richard W. Shea, Jr.           By: /s/ Richard W. Shea, Jr.
    -------------------------------        -----------------------------------
    Richard W. Shea, Jr.                   Richard W. Shea, Jr.
    Managing Member                        Managing Member



RICHARD W. Shea, Jr.



By: /s/ Richard W. Shea, Jr.
    -------------------------------
    Richard W. Shea, Jr.
    Individually

CUSIP NO. 127150308               SCHEDULE 13D


                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D with respect to the shares of Common Stock of Cache, Inc., par value $0.01 per share, to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D jointly on behalf of each such party.

Dated:  July 30, 2007


Vardon Partners, L.P.                  Vardon Partners II, L.P.
By: Richard W. Shea, Jr.               By: Richard W. Shea, Jr.
as managing member of the                as managing member of the
general partner                          general partner



By: /s/ Richard W. Shea, Jr.           By: /s/ Richard W. Shea, Jr.
    -------------------------------        -----------------------------------
    Richard W. Shea, Jr.                   Richard W. Shea, Jr.
    Managing Member of                     Managing Member of
    the General Partner                    the General Partner



Vardon Focus Fund, L.P.                Vardon Focus Fund II, L.P.
By: Richard W. Shea, Jr.               By: Richard W. Shea, Jr.
    as managing member of the              as managing member of the
    general partner                        general partner



By: /s/ Richard W. Shea, Jr.           By: /s/ Richard W. Shea, Jr.
    -------------------------------        -----------------------------------
    Richard W. Shea, Jr.                   Richard W. Shea, Jr.
    Managing Member of                     Managing Member of
    the General Partner                    the General Partner




Vardon Continuum Fund, L.P.            Vardon Continuum International, Ltd.
By: Richard W. Shea, Jr.               By: Richard W. Shea, Jr.
    as managing member of the              as director
    general partner



By: /s/ Richard W. Shea, Jr.           By: /s/ Richard W. Shea, Jr.
    -------------------------------        -----------------------------------
    Richard W. Shea, Jr.                   Richard W. Shea, Jr.
    Managing Member of                     Director
    the General Partner



Vardon International, Ltd.             Vardon International BP, Ltd.
By: Richard W. Shea, Jr.               By: Richard W. Shea, Jr.
    as director                            as director



By: /s/ Richard W. Shea, Jr.           By: /s/ Richard W. Shea, Jr.
    -------------------------------        -----------------------------------
    Richard W. Shea, Jr.                   Richard W. Shea, Jr.
    Director                               Director



Vardon Focus Fund                      Vardon Focus International BP, Ltd.
International, Ltd.                    By: Richard W. Shea, Jr.
By: Richard W. Shea, Jr.                   as director
    as director



By: /s/ Richard W. Shea, Jr.           By: /s/ Richard W. Shea, Jr.
    -------------------------------        -----------------------------------
    Richard W. Shea, Jr.                   Richard W. Shea, Jr.
    Director                               Director



Vardon Capital, L.L.C.                 Vardon Capital Management, L.L.C
By: Richard W. Shea, Jr.               By: Richard W. Shea, Jr.
    its managing member                    its managing member



By: /s/ Richard W. Shea, Jr.           By: /s/ Richard W. Shea, Jr.
    -------------------------------        -----------------------------------
    Richard W. Shea, Jr.                   Richard W. Shea, Jr.
    Managing Member                        Managing Member



RICHARD W. Shea, Jr.



By: /s/ Richard W. Shea, Jr.
    -------------------------------
    Richard W. Shea, Jr.
    Individually

CUSIP NO. 127150308               SCHEDULE 13D


                                   Exhibit B
               Buyback Initiation Letter from the Reporting Persons.


July 27, 2007

Mr. Brian Woolf
1440 Broadway
New York, New York 10018

Dear Mr. Woolf:

Vardon Capital Management, LLC through its funds and managed accounts currently owns 1,873,381 shares of Cache, Inc's common stock. We urge the Board to call a special board meeting and initiate a stock buyback program to aggressively buy back shares through the open market. While we applaud the management's recent initiatives, including the acquisition of Adrienne Victoria, the implementation of a direct sourcing initiative, and the launch of a new marketing/loyalty program, we believe that these initiatives are not appreciated by the public market. The company is currently trading at approximately two-thirds its private market value and its balance sheet has approximately $66 million in cash or four dollars of cash per share. We believe that a $25 million stock buyback, representing approximately 10% buyback at current trading price, is an effective method of maximizing long-term shareholder value. After implementing a stock buyback, the company will still have approximately two to three dollars of cash per share on its balance sheet assuming 15 million shares outstanding. This does not include the additional cash that would be added to the balance sheet from operating cash flows over time. We believe that the Company's mid-single digit operating margin level has the potential to reach double digit levels through the initiatives mentioned above. By initiating a 10% buyback and helping to mitigate some of the macro headwinds, the Company can demonstrate its confidence in its current initiatives by purchasing its stock at current levels. We hope you agree that it is time to reward long-term shareholders given the last year of transition and the earnings potential of the company going forward. Thank you for your attention regarding this matter.

Sincerely yours,

Richard Shea
Principal
Vardon Capital Management, LLC

cc:  Andrew M. Saul, Director
cc: Morton J. Schrader, Director
cc: Arthur S. Mintz, Director
cc: Gene G. Gage, Director


SK 03088 0008 797546